SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2002

E.ON Corporation
(Translation of Registrant's Name Into English)

E.ON Aktiengesellschaft
E.ON-Platz 1
D-40479 Düsseldorf
Germany
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F _

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _ No X

If „Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

CRGH

Press Release

July 5, 2002

E.ON is granted ministerial approval for Ruhrgas acquisition

Strategic advantages will be retained despite stringent requirements

Today, E.ON AG, Düsseldorf, was granted the ministerial approval it had requested for the acquisition of a majority shareholding in Ruhrgas AG, Essen.

The Ministry has acknowledged that the merger will increase the international competitiveness of Ruhrgas and that it will help secure Germany's gas supply. In order to increase the reliability of supply, E.ON has promised to invest in the medium term between € 6 billion to € 8 billion in its gas business, especially in the fields of gas production and infrastructure.

Opening of the market will be accelerated

The ministerial approval is linked with stringent requirements designed to promote competition in the gas market: E.ON and Ruhrgas will have to facilitate third-party network access above and beyond the stipulations of the current Association Agreement "Gas II".

As of 2004, Ruhrgas will spin off the transportation business into a legally independent company with a workforce of its own.

As another measure aimed at promoting competition, Ruhrgas will offer a total of 5 percent of its gas volume to competitors in the framework of an open auction for a period of three years. In addition, regional distributors will in future be able to reduce the total gas purchase volume agreed with Ruhrgas to 80 percent of their total gas requirements.

E.ON AG
E.ON-Platz 1
40479 Düsseldorf
For questions, contact:
Dr. Peter Blau
Phone: +49-211-45 79-628
Fax: +49-211-45 79-629
Josef Nelles
Phone: +49-211-45 79-544
Fax: +49-211-45 79-566
www.eon.com
Presse@eon.com

Divestment of valuable shareholdings

In addition to the far-reaching requirements designed to open the market, E.ON and Ruhrgas will also have to divest several shareholdings. These include the majority stake in Gelsenwasser as well as the minority stakes in VNG (an integrated gas company operating in eastern Germany), EWE (a regional utility in northwestern Germany), Bayerngas (operating in Bavaria), and the stake in the municipal utility of Bremen.

On the other hand, the stakes in Thüga and Heingas – both of which hold strong positions in the retail gas business – will not be affected by the requirements.

Break-up of Ruhrgas shareholder structure will considerably stimulate competition

Irrespective of the requirements imposed, the full beak-up of the ownership structure of Ruhrgas will substantially stimulate competition in the German and European gas markets. The fact that BP, ExxonMobil and Shell, which are also active in the gas business, by selling their stakes in Ruhrgas will release considerable competitive momentum because in future these companies will be new competitors in the gas market.

Integrated business model can be fully implemented

Overall, E.ON feels that requirements imposed by the Ministry are very extensive and painful. However, they are acceptable because E.ON and Ruhrgas will be able to implement the integrated business model even after meeting all the requirements imposed by the Ministry. The activities of E.ON and Ruhrgas will cover the entire value chain, from production and imports to networks and retail.

In addition, growth prospects in the gas business are excellent: Natural gas is the fastest growing source of energy. All forecasts suggest that gas demand will grow worldwide. The completion of the internal market in Europe will provide additional opportunities. E.ON will play a leading role in this market.

E.ON's CEO Ulrich Hartmann pointed out: "This is a landmark decision for E.ON, Ruhrgas and the German energy industry as a whole. It will substantially improve the reliability of gas supply in Germany, while at the same time providing a strong impetus for competition in the gas market.

The divestment of a number of valuable shareholdings is very painful for E.ON and Ruhrgas. And the far-reaching requirements imposed to open the market are also very difficult to accept. However, the crucial point for us is that, together with Ruhrgas, we can now build up a leading international position in the gas business."

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

E.ON Aktiengesellschaft

Date: July 5, 2002

By: ______________________

Michael C. Wilhelm
Senior Vice President
Accounting